March 3, 2008
Mr. James B. Rosenberg
Senior Assistant Chief Accountant
          Mail Stop 6010
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Molina Healthcare, Inc. Form 10-K for Fiscal Year Ended December 31, 2006 Form 10-Q for Quarterly Period Ended September 30, 2007 File No. 1-31719
Dear Mr. Rosenberg:
On behalf of Molina Healthcare, Inc. (the “Company”), this letter is in response to the oral comments received on February 27, 2008 from the United States Securities and Exchange Commission (the “Commission”) relating to the above-referenced periodic filings of the Company, and also our telephonic discussion with Senior Staff Accountant Mark Brunhofer on February 28, 2008. We appreciate the promptness with which you provided these comments to us and your assistance in helping us to resolve them.
Below we have listed your comments for ease of reference and our responses to those comments.
Comment:
Form 10-K for the fiscal year ended December 31, 2006
Form 10-Q for the Quarterly Period Ended September 30, 2007
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
1.	We acknowledge your response to our previous comment number 1(b). Please revise your proposed disclosure to specifically identify the reasonably likely changes in your underlying reserving assumptions and the associated dollar amount impact on your reserves.
Response:
     We note the Staff’s comment and will revise our disclosure as set forth in the text attached hereto as Exhibit A.

Mr. James B. Rosenberg
Securities and Exchange Commission
March 3, 2008

Comment:
2.	We acknowledge your response to our previous comment number 2. Please revise your proposed disclosure to specifically discuss the apparent additional items causing your favorable prior year development. In this regard, it appears that the reversal of your entire prior period provisions for adverse claims development and accruals for claims settlement costs explains less than half of the prior period favorable development in the nine month interim periods of 2007 and 2006.
Response:
     We note the Staff’s comment and will revise our disclosure as set forth in the text attached hereto as Exhibit A.
If we may be of any assistance in answering questions which may arise in connection with this letter, please call the undersigned at (562) 435-3666, ext. 111566, or Jeff Barlow at (916) 646-9193, ext. 114663.

Respectfully submitted,
/s/ Joseph White
Joseph White
Chief Accounting Officer

cc: Mark Brunhofer

Mr. James B. Rosenberg
Securities and Exchange Commission
March 3, 2008

EXHIBIT A
ATTACHMENT TO MARCH 3, 2008 RESPONSE OF
MOLINA HEALTHCARE, INC. TO COMMISSION COMMENTS
Critical Accounting Policies
     When we prepare our consolidated financial statements, we use estimates and assumptions that may affect reported amounts and disclosures. The determination of our liability for claims and medical benefits payable is particularly important to the determination of our financial position and results of operations in any given period. Such determination of our liability requires the application of a significant degree of judgment by our management. As a result, the determination of our liability for claims and medical benefits is subject to an inherent degree of uncertainty.
     Our medical care costs include amounts that have been paid by us through the reporting date, as well as estimated liabilities for medical care costs incurred but not paid by us as of the reporting date. Such medical care cost liabilities include, among other items, capitation payments owed providers, unpaid pharmacy invoices, and various medically related administrative costs that have been incurred but not paid. We use judgment to determine the appropriate assumptions for determining the required estimates.
     The most important element in estimating our medical care costs is our estimate for fee-for-service claims which have been incurred but not paid by us. These fee-for-service costs that have been incurred but have not been paid at the reporting date are collectively referred to as medical costs that are “Incurred But Not Reported,” or IBNR. Our IBNR claims reserve, as reported in our balance sheet, represents our best estimate of the total amount of claims we will ultimately pay with respect to claims that we have incurred as of the balance sheet date. We estimate our IBNR monthly using actuarial methods based on a number of factors. Our estimated IBNR liability represented $258.4 million of our total medical claims and benefits payable of $310.1 million as of December 31, 2007. Excluding IBNR related to our Utah health plan, where we are reimbursed on a cost-plus basis, our IBNR liability at December 31, 2007 was $238.8 million.
     The factors we consider when estimating our IBNR include, without limitation, claims receipt and payment experience (and variations in that experience), changes in membership, provider billing practices, health care service utilization trends, cost trends, product mix, seasonality, prior authorization of medical services, benefit changes, known outbreaks of disease or increased incidence of illness such as influenza, provider contract changes, changes to Medicaid fee schedules, and the incidence of high dollar or catastrophic claims. Our assessment of these factors is then translated into an estimate of our IBNR liability at the relevant measuring point through the calculation of a base estimate IBNR, a further reserve for adverse claims development, and an estimate of the administrative costs of settling all claims incurred through the reporting date. The base estimate of IBNR is derived through application of claims payment completion factors and trended per member per month (PMPM) cost estimates.
     For the fifth month of service prior to the reporting date and earlier, we estimate our outstanding claims liability based on actual claims paid, adjusted for estimated completion factors. Completion factors seek to measure the cumulative percentage of claims expense that will have been paid for a given month of service as of the reporting date, based on historical payment patterns.
     The following table reflects the change in our estimate of claims liability as of December 31, 2007 that would have resulted had we changed our completion factors for the fifth through the twelfth months preceding December 31, 2007, by the percentages indicated. A reduction in the completion factor results in an increase in medical claims liabilities. Our Utah health plan is excluded from these calculations, because the majority of the Utah business is conducted under a cost-plus reimbursement contract. Dollar amounts are in thousands.

Mr. James B. Rosenberg
Securities and Exchange Commission
March 3, 2008

(Decrease) Increase in	Increase (Decrease) in
Estimated	Medical Claims and
Completion Factors	Benefits Payable
(6)%	$47,818
(4)%	31,879
(2)%	15,939
2%	(15,939)
4%	(31,879)
6%	(47,818)
     For the four months of service immediately prior to the reporting date, actual claims paid are not a reliable measure of our ultimate liability, given the inherent delay between the patient/physician encounter and the actual submission of a claim for payment. For these months of service, we estimate our claims liability based on trended PMPM cost estimates. These estimates are designed to reflect recent trends in payments and expense, utilization patterns, authorized services, and other relevant factors. The following table reflects the change in our estimate of claims liability as of December 31, 2007, that would have resulted had we altered our trend factors by the percentages indicated. An increase in the PMPM costs results in an increase in medical claims liabilities. Our Utah HMO is excluded from these calculations, because the majority of the Utah business is conducted under a cost-plus reimbursement contract. Dollar amounts are in thousands.

(Decrease) Increase in	(Decrease) Increase in
Trended Per member Per Month	Medical Claims and
Cost Estimates	Benefits Payable
(6)%	$(25,564)
(4)%	(17,043)
(2)%	(8,521)
2%	8,521
4%	17,043
6%	25,564
     Assuming a hypothetical 1% change in completion factors from those used in our calculation of IBNR at December 31, 2007, net income for the year ended December 31, 2007 would increase or decrease by approximately $5.0 million, or $0.17 per diluted share, net of tax. Assuming a hypothetical 1% change in PMPM cost estimates from those used in our calculation of IBNR at December 31, 2007, net income for the year ended December 31, 2007 would increase or decrease by approximately $2.7 million, or $0.09 per diluted share, net of tax. The corresponding figures for a 5% change in completion factors and PMPM cost estimates would be $24.8 million, or $0.87 per diluted share, net of tax, and $13.3 million, or $0.47 per diluted share, net of tax, respectively.
     It is important to note that any error in the estimate of either completion factors or trended PMPM costs would usually be accompanied by an error in the estimate of the other component, and that an error in one component would almost always compound rather than offset the resulting distortion to net income. When completion factors are overestimated, trended PMPM costs tend to be underestimated. Both circumstances will create an overstatement of net income. Likewise, when completion factors are underestimated, trended PMPM costs tend to be overestimated, creating an understatement of net income. In other words, errors in estimates involving both completion factors and trended PMPM costs will act to drive estimates of claims liabilities and medical care costs in the same direction. For example, if completion factors were overestimated by 1%, resulting in an overstatement of net income by $2.3 million, it is likely that trended PMPM costs would be underestimated, resulting in an additional overstatement of net income.
     After we have established our base IBNR reserve through the application of completion factors and trended PMPM cost estimates, we then compute an additional liability, which also uses actuarial techniques, to account for

Mr. James B. Rosenberg
Securities and Exchange Commission
March 3, 2008

adverse developments in our claims payments which the base actuarial model is not intended to and does not account for. We refer to this additional liability as the provision for adverse claims development. The provision for adverse claims development is a component of our overall determination of the adequacy of our IBNR. It is intended to capture the adverse development of factors such as the speed of claims payment, the relative magnitude or severity of claims, known outbreaks of disease such as influenza, our entry into new geographical markets, our provision of services to new populations such as the aged, blind and disabled (ABD), changes to state-controlled fee schedules upon which much of our provider payments are based, modifications and upgrades to our claims processing systems and practices, and increasing medical costs. Because of the complexity of our business, the number of states in which we operate, and the need to account for different health care benefit packages among those states, we make an overall assessment of IBNR after considering the base actuarial model reserves and the provision for adverse claims development. We also include in our IBNR liability an estimate of the administrative costs of settling all claims incurred through the reporting date. The development of IBNR is a continuous process that we monitor and refine on a monthly basis as additional claims payment information becomes available. As additional information becomes known to us, we adjust our actuarial model accordingly to establish IBNR.
     On a monthly basis, we review and update our estimated IBNR liability and the methods used to determine that liability. Any adjustments, if appropriate, are reflected in the period known. While we believe our current estimates are adequate, we have in the past (most recently during the second quarter of 2005) been required to increase significantly our claims reserves for periods previously reported and may be required to do so again in the future. Any significant increases to prior period claims reserves would materially decrease reported earnings for the period in which the adjustment is made.
     In our judgment, the estimates for completion factors will likely prove to be more accurate than trended PMPM cost estimates because estimated completion factors are subject to fewer variables in their determination. Specifically, completion factors are developed over long periods of time, and are most likely to be affected by changes in claims receipt and payment experience and by provider billing practices. Trended PMPM cost estimates, while affected by the same factors, will also be influenced by health care service utilization trends, cost trends, product mix, seasonality, prior authorization of medical services, benefit changes, outbreaks of disease or increased incidence of illness, provider contract changes, changes to Medicaid fee schedules, and the incidence of high dollar or catastrophic claims. As discussed above, however, errors in estimates involving trended PMPM costs will almost always be accompanied by errors in estimates involving completion factors, and vice versa. In such circumstances, errors in estimation involving both completion factors and trended PMPM costs will act to drive estimates of claims liabilities (and therefore medical care costs) in the same direction.
     Assuming that base reserves have been adequately set, we believe that amounts ultimately paid out should generally be between 8% and 10% less than the liability recorded at the end of the period as a result of the inclusion in that liability of the allowance for adverse claims development and the accrued cost of settling those claims. However, there can be no assurance that amounts ultimately paid out will not be higher or lower than this 8% to 10% range, as shown by our results in 2007 and 2006 when the amounts ultimately paid out were less than the amount of our established reserves by approximately 19% and 17%, respectively.
     As shown in greater detail in the table on page 8 below, the amounts ultimately paid out on our liabilities recorded at both December 31, 2007 and 2006 were less than what we had expected when we established our reserves. While the specific reasons for the overestimation of our liabilities were different at each of the two reporting dates, in general the overestimations were tied to our assessment of specific circumstances at our various individual health plans which were unique to those reporting periods.
     In 2006, overestimation of the claims liability at our Michigan, New Mexico, and Washington health plans at December 31, 2005 led to the recognition of a benefit from prior period claims development, which benefit was partially offset by the underestimation of our claims liability at December 31, 2005 at our California and Indiana health plans.
•	In both Michigan and Washington, we overestimated in the second half of 2005 the impact of the upward trend in medical costs observed during the first half of 2005, resulting in an overestimation of

Mr. James B. Rosenberg
Securities and Exchange Commission
March 3, 2008

the liability of those plans at December 31, 2005.

•	In New Mexico, during the second half of the year with respect to medical and drug costs associated with providing care related to behavioral health conditions, we underestimated the impact that the state’s assumption of financial responsibility for costs related to the treatment of those behavioral health conditions would have on our claims liability at December 31, 2005, resulting in our overestimating that liability.

•	In California, we underestimated costs associated with our members in San Diego County, a market we had first entered only seven months earlier. Additionally, a claims system upgrade during 2005 delayed claims processing and distorted our normal payment pattern for claims. Both of these circumstances led us to underestimate our claim liability at December 31, 2005.

•	In Indiana, we underestimated medical costs in a state where we had only begun operations earlier in 2005, leading us to underestimate our claims liability at December 31, 2005.
     In 2007, overestimation of the claims liability at our California, New Mexico, and Washington health plans at December 31, 2006, led to the recognition of a benefit from prior period claims development, which benefit was partially offset by the underestimation of our claims liability at December 31, 2006 at our Michigan health plan.
•	In California, we underestimated the impact of changes to certain provider contracts implemented during the second half of 2006 which lowered medical costs further than we had anticipated, leading us to overestimate our claims liability at December 31, 2006.

•	In Washington, we overestimated the impact of the upward trend in medical costs during the latter half of 2006. Additionally, we lowered claims inventory in December 2006 in anticipation of a claims system upgrade in early 2007. While we attempted to adjust our claims liability estimation procedures for the increased speed of claims payment, we were only partially successful in doing so. Both of these circumstances led us to overestimate our claims liability at December 31, 2006.

•	In Michigan, we underestimated the upward trend in medical costs during the latter half of 2006. Additionally, we underestimated the costs associated with the membership we had added as a result of our acquisition of Cape Health Plan in May 2006.
     We do not believe that the recognition of a benefit (or detriment) from prior period claims development had a material impact on our consolidated results of operations in either 2007 or 2006.
     In estimating our claims liability at December 31, 2007, we adjusted our base calculation to take account of the impact of the following factors which we believe are reasonably likely to change our final claims liability amount:
•	The addition during 2007 of a substantial number of aged, blind or disabled (ABD) members to our Ohio health plan, which members incur higher medical costs than do our members in other categories.

•	Our assessment regarding the impact of some overpayments made to certain Ohio providers in 2007 and 2006 and the impact of those overpayments on reported medical cost trends.

•	Uncertainties regarding the impact of state-mandated changes to hospital fee schedules implemented in Washington in August 2007.

•	Uncertainties regarding the impact of state-mandated changes to the methodology used to pay outpatient claims in Michigan during 2007.

Mr. James B. Rosenberg
Securities and Exchange Commission
March 3, 2008

•	The addition to our California provider network during 2007 of a hospital that serves high cost patients, as well as changes implemented in September 2007 to our contract with a leading childrens’ hospital that provides care to a significant number of our California members.

•	The addition in November 2007 of approximately 4,300 members in Sacramento County, California where we have traditionally experienced higher medical costs.

•	Changes we made during 2007 to our pharmacy formulary in California during 2007 in response to competitive pressures.

•	Costs associated with our newly acquired membership in Missouri, as well as the impact of any difference between our claims payment policies and those used by the prior management of our Missouri health plan.

•	Increases in claims inventory at our California, New Mexico, and Texas health plans during the fourth quarter of 2007.

•	Decreases in claims inventory at our Michigan and Washington health plans during the fourth quarter of 2007.
     Any absence of adverse claims development (as well as the expensing of the costs to settle claims held at the start of the period through general and administrative expense) will lead to the recognition of a benefit from prior period claims development in the period subsequent to the date of the original estimate. However, that benefit will affect current period earnings only to the extent that the replenishment of the reserve for adverse claims development (and the re-accrual of administrative costs for the settlement of those claims) is less than the benefit recognized from the prior period liability.
     We seek to maintain a consistent claims reserving methodology across all periods. Accordingly, any prior period benefit from an un-utilized reserve for adverse claims development would likely be offset by the establishment of a new reserve in an approximately equal amount (relative to premium revenue, medical care costs, and medical claims and benefits payable) in the current period, and thus the impact on earnings for the current period would likely be minimal.

Mr. James B. Rosenberg
Securities and Exchange Commission
March 3, 2008

     The following table presents the components of the change in our medical claims and benefits payable for the years ended December 31, 2007 and 2006. The negative amounts displayed for “components of medical care costs related to prior years” represent the amount by which our original estimate of claims and benefits payable at the beginning of the period exceeded the actual amount of the liability based on information (principally the payment of claims) developed since that liability was first reported. The benefit of this prior period development may be offset by the addition of a reserve for adverse claims development when estimating the liability at the end of the period (captured as a “component of medical care costs related to current year”). Dollar amounts are in thousands.

	Year Ended December 31,
	2007	2006
Balances at beginning of period	$290,048	$217,354
Medical claims and benefits payable from business acquired	13,359	21,144
Components of medical care costs related to:
Current year	2,136,381	1,716,256
Prior years	(56,298)	(37,604)

Total medical care costs	2,080,083	1,678,652
Payments for medical care costs related to:
Current year	1,851,035	1,443,843
Prior years	222,366	183,259

Total paid	2,073,401	1,627,102

Balances at end of period	$310,089	$290,048

Benefit from prior period as a percentage of premium revenue	2.3%	1.9%
Benefit from prior period as a percentage of balance at beginning of period	19.4%	17.3%
Benefit from prior period as a percentage of total medical care costs	2.7%	2.2%

Days in claims payable	52	57
Number of members at end of period	1,149,000	1,077,000
Number of claims in inventory at end of period (1)	161,395	260,958
Billed charges of claims in inventory at end of period (in thousands) (1)	$211,958	$285,385
Claims in inventory per member at end of period (1)	0.14	0.26

(1)	2006 claims data excludes information for Cape Health Plan membership of approximately 83,000 members. Cape membership was processed on a separate claims platform through December 31, 2007.